Underwriting Agreement

                                                                                                           February 28, 2011

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, New York 10036

As Representatives of the several Underwriters listed in Schedule 1 hereto

Ladies and Gentlemen:

                      ArcelorMittal, a Luxembourg société anonyme (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”) for whom you are acting as representatives (the “Representatives”) $500,000,000 principal amount of its 3.75% Notes due 2016, $1,500,000,000 principal amount of its 5.50% Notes due 2021, and $1,000,000,000 principal amount of its 6.75% Notes due 2041, having the terms set forth in Schedule 2 hereto (the “Securities”).  The Securities will be issued pursuant to an Indenture dated as of May 20, 2009 and a Supplemental Indenture to be dated as of March 7, 2011 (together, the “Indenture”), each between the Company and HSBC Bank USA, National Association, as trustee (the “Trustee”).

                      The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter's name in Schedule 1 hereto at a price equal to (i) 99.223% of the principal amount thereof plus accrued interest, if any, from March 7, 2011, to the date of payment and delivery (the “Closing Date”) with respect to the 3.75% Notes due 2016, (ii) 98.907% of the principal amount thereof plus accrued interest, if any, from March 7, 2011 to the Closing Date with respect to the 5.50% Notes due 2021, and (iii) 98.301% of the principal amount thereof plus accrued interest, if any, from March 7, 2011 to the Closing Date with respect to the 6.75% Notes due 2041.  The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

                      The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and the Prospectus.

                      Schedule 3 hereto sets forth information that together with the Preliminary Prospectus used most recently prior to the execution of this Underwriting Agreement, constitute the Time of Sale Information made available at the Time of Sale.  The “Time of Sale” with respect to the Securities is defined as 8 P.M., New York City time, on February 28, 2011.  The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

Payment for and delivery of the Securities shall be made at the offices of Davis Polk & Wardwell LLP at 9:00 A.M., New York City time, on March 7, 2011 or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Representatives and the Company may agree upon in writing.  The time and date of such payment and delivery is referred to herein as the “Closing Date.”  The term “business day” means any day other than a Saturday or Sunday or any day on which applicable law authorizes or requires banking institutions in The City of New York, Paris or Luxembourg to close.

Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representatives against delivery to the nominee of The Depository Trust Company, for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company.  A copy of the Global Note will be made available for inspection by the Representatives not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

The Company and the Underwriters acknowledge and agree that the only information relating to any Underwriter which has been furnished to the Company by any Underwriter expressly for use in the Registration Statement, including the Basic Prospectus included therein, the Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information consists of the following: the legal and marketing names of the Underwriters on the cover page and in the first paragraph under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and in the prospectus supplement included in the Prospectus, the information contained in the table and in the third, fourth, seventh, eighth, ninth and tenth full paragraphs and in “Other Relationships” under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and the prospectus supplement included in the Final Prospectus, and the following information in the final Pricing Term Sheets dated February 28, 2011: (i) the Spread to Benchmark Treasury (ii) Benchmark Treasury and (iii) the Benchmark Treasury Price and Yield.

                      Notices to the Underwriters shall be given at: Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013 (fax: (646) 862-8807), Attention: Brian Bednarski; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 (fax: (212) 834-6081), Attention: High Grade Syndicate Desk – 3rd floor; Merrill Lynch, Pierce, Fenner & Smith Incorporated, One Bryant Park, New York, New York 10036, (fax: (212) 901-7881, Attention:  High Grade Debt Capital Markets Transaction Management/Legal.

                      All provisions contained in the document entitled ArcelorMittal Debt Securities Underwriting Agreement Standard Provisions are incorporated by reference herein in their entirety and shall be deemed to be a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein, except that if any term defined in such Underwriting Agreement Standard Provisions is otherwise defined herein, the definition set forth herein shall control.

           This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

                                                                Very truly yours,

                                                                ARCELORMITTAL

                                                                By  /s/ Thierry Royer
Name: Thierry Royer
Title: Group Treasurer

                                                                By   /s/ Egbert Jansen
Name: Egbert Jansen
Title: VP Tax & Insurance

[Underwriting Agreement Signature Page]

Accepted: February 28, 2011

For themselves and on behalf of the several Underwriters listed in Schedule 1 hereto.

CITIGROUP GLOBAL MARKETS INC.

By   /s/ Brian D. Bednarski
Name:  Brian D. Bednarski
Authorized Signatory

[Underwriting Agreement Signature Page]

J.P. MORGAN SECURITIES LLC

By  /s/ Maria Sramek
Name:  Maria Sramek
Authorized Signatory

[Underwriting Agreement Signature Page]

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By  /s/ Douglas A. Muller
Name:  Douglas A. Muller
Authorized Signatory

[Underwriting Agreement Signature Page]

Schedule 1

Underwriter	Principal Amount of 2016 Notes	Principal Amount of 2021 Notes	Principal Amount of 2041 Notes
Citigroup Global Markets Inc.	$125,000,000	$375,000,000	$250,000,000
J.P. Morgan Securities LLC	$170,000,000	$510,000,000	$340,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$125,000,000	$375,000,000	$250,000,000
BBVA Securities Inc.	$20,000,000	$60,000,000	$40,000,000
Crédit Industriel et Commercial	$20,000,000	$60,000,000	$40,000,000
ING Financial Markets LLC	$20,000,000	$60,000,000	$40,000,000
Rabo Securities USA, Inc.	$20,000,000	$60,000,000	$40,000,000
Total	$500,000,000	$1,500,000,000	$1,000,000,000

                                                                                                           Schedule 2

Representatives and Addresses for Notices:

Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013 (fax: (646) 862-8807), Attention: Brian Bednarski

J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 (fax: (212) 834-6081), Attention: High Grade Syndicate Desk – 3rd floor

Merrill Lynch, Pierce, Fenner & Smith Incorporated, One Bryant Park, New York, New York 10036, (fax: (212) 901-7881), Attention:  High Grade Debt Capital Markets Transaction Management/Legal

Certain Terms of the Notes due 2016:

Title of Securities:	3.75% Notes due 2016

Aggregate Principal Amount of Notes:	$500,000,000

Maturity Date:	March 1, 2016

Interest Rate:	3.75%

Interest Payment Dates:	March 1 and September 1 of each year, commencing September 1, 2011

Record Dates:	February 15 and August 15

Redemption Provisions:	Make whole call at Treasury plus 25 basis points; Tax redemption at 100%

Change of Control:	101%

Interest Adjustment Clause:	The interest rate payable on the Notes is subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under certain circumstances

Certain Terms of the Notes due 2021:

Title of Securities:	5.50% Notes due 2021

Aggregate Principal Amount of Notes:	$1,500,000,000

Maturity Date:	March 1, 2021

Interest Rate:	5.50%

Interest Payment Dates:	March 1 and September 1 of each year, commencing September 1, 2011

Record Dates:	February 15 and August 15

Redemption Provisions:	Make whole call at Treasury plus 35 basis points; Tax redemption at 100%

Change of Control:	101%

Interest Adjustment Clause:	The interest rate payable on the Notes is subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under certain circumstances

Certain Terms of the Notes due 2041:

Title of Securities:	6.75% Notes due 2041

Aggregate Principal Amount of Notes:	$1,000,000,000

Maturity Date:	March 1, 2041

Interest Rate:	6.75%

Interest Payment Dates:	March 1 and September 1 of each year, commencing September 1, 2011

Record Dates:	February 15 and August 15

Redemption Provisions:	Make whole call at Treasury plus 40 basis points; Tax redemption at 100%

Change of Control:	101%

Interest Adjustment Clause:	The interest rate payable on the Notes is subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under certain circumstances

Schedule 3

Time of Sale Information

Term sheet containing the terms of the Securities, substantially in the form of Schedule 4

Schedule 4
Filed Pursuant to Rule 433
Registration Statement No. 333-157658
Final Term Sheet dated February 28, 2011 supplementing
the Preliminary Prospectus Supplement dated February 28, 2011

ArcelorMittal
$500,000,000
aggregate principal amount of its
3.75% Notes due 2016

This final term sheet dated February 28, 2011 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated February 28, 2011 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal
Security description:	3.75% Notes due 2016 (the “Notes”)
Size:	$500,000,000
Price:	99.573%
Maturity:	March 1, 2016, unless earlier redeemed
Interest rate:	3.75% per annum
Yield to Maturity:	3.845%
Benchmark Treasury:	2.125% due February 2016
Spread to Benchmark Treasury:	T+170 bps
Benchmark Treasury Price and Yield:	99-29 ; 2.145%
Reference Treasury Dealers:	Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are primary U.S. Government securities dealers).
Interest payment dates:	March 1 and September 1 of each year, commencing September 1, 2011
Proceeds to company before expenses:	$496,115,000
Use of proceeds:
ArcelorMittal intends to use the net proceeds to repay existing indebtedness, including its outstanding loans due on May 30, 2011 and November 30, 2011, bearing interest ranging from 0.8% to 2.3% per year.

Change of control:	101%
Coupon Step-Up:	25 bps per rating under IG (200 bps cap)
Make Whole Spread:	T+25 bps

Trade date:	February 28, 2011
Settlement:	T+5; March 7, 2011
CUSIP:	03938LAT1
ISIN:	US03938LAT17
Denominations/Multiple:	2,000 x 1,000
Underwriters:
Joint Book-Running Managers
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC (Global Coordinator)
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers
BBVA Securities Inc.
Crédit Mutuel – CIC
ING Financial Markets LLC
Rabo Securities USA, Inc.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting IDEA on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc., toll free at 1-877-858-5407; J.P. Morgan Securities LLC, collect at 1-212-834-4533; or Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Final Term Sheet

ArcelorMittal
$1,500,000,000
aggregate principal amount of its
5.50% Notes due 2021

This final term sheet dated February 28, 2011 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated February 28, 2011 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal
Security description:	5.50% Notes due 2021 (the “Notes”)
Size:	$1,500,000,000
Price:	99.357%
Maturity:	March 1, 2021, unless earlier redeemed
Interest rate:	5.500% per annum
Yield to Maturity:	5.585%
Benchmark Treasury:	3.625% due February 15, 2021
Spread to Benchmark Treasury:	T+215 bps
Benchmark Treasury Price and Yield:	101-19 ; 3.435%
Reference Treasury Dealers:	Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are primary U.S. Government securities dealers).
Interest payment dates:	March 1 and September 1 of each year, commencing September 1, 2011
Proceeds to company before expenses:	$1,483,605,000
Use of proceeds:
ArcelorMittal intends to use the net proceeds to repay existing indebtedness, including its outstanding loans due on May 30, 2011 and November 30, 2011, bearing interest ranging from 0.8% to 2.3% per year.

Change of control:	101%
Coupon Step-Up:	25 bps per rating under IG (200 bps cap)
Make Whole Spread:	T+35 bps
Trade date:	February 28, 2011

Settlement:	T+5; March 7, 2011
CUSIP:	03938L AU8
ISIN:	US03938LAU89
Denominations/Multiple:	2,000 x 1,000
Underwriters:
Joint Book-Running Managers
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC (Global Coordinator)
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers
BBVA Securities Inc.
Crédit Mutuel – CIC
ING Financial Markets LLC
Rabo Securities USA, Inc.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting IDEA on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc., toll free at 1-877-858-5407; J.P. Morgan Securities LLC, collect at 1-212-834-4533; or Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Final Term Sheet

ArcelorMittal
$1,000,000,000
aggregate principal amount of its
6.75% Notes due 2041

This final term sheet dated February 28, 2011 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated February 28, 2011 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal
Security description:	6.750% Notes due 2041 (the “Notes”)
Size:	$1,000,000,000
Price:	99.176%
Maturity:	March 1, 2041, unless earlier redeemed
Interest rate:	6.75% per annum
Yield to Maturity:	6.815%
Benchmark Treasury:	4.25% due November 2040
Spread to Benchmark Treasury:	T+230 bps
Benchmark Treasury Price and Yield:	95-22 ; 4.515%
Reference Treasury Dealers:	Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are primary U.S. Government securities dealers).
Interest payment dates:	March 1 and September 1 of each year, commencing September 1, 2011
Proceeds to company before expenses:	$983,010,000
Use of proceeds:
ArcelorMittal intends to use the net proceeds to repay existing indebtedness, including its outstanding loans due on May 30, 2011 and November 30, 2011, bearing interest ranging from 0.8% to 2.3% per year.

Change of control:	101%
Coupon Step-Up:	25 bps per rating under IG (200 bps cap)
Make Whole Spread:	T+40 bps
Trade date:	February 28, 2011
Settlement:	T+5; March 7, 2011

CUSIP:	03938L AS3
ISIN:	US03938LAS34
Denominations/Multiple:	2,000 x 1,000
Underwriters:
Joint Book-Running Managers
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC (Global Coordinator)
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers
BBVA Securities Inc.
Crédit Mutuel – CIC
ING Financial Markets LLC
Rabo Securities USA, Inc.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting IDEA on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc., toll free at 1-877-858-5407; J.P. Morgan Securities LLC, collect at 1-212-834-4533; or Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.